Alphega Innovations Corporation

30 N Gould St., Ste R

Sheridan, WY 82801

July 17, 2025

Attorney Edwin Kim

Division of Corporation Finance

Securities and Exchange Commission

Re: Alphega Innovations Corporation

Registration Statement on Form S-1

Filed April 14, 2025

File No. 333-286526

Dear Mr. Kim:

In response to your letter dated May 8, 2025, the following information is hereby submitted on behalf of Alphega Innovations Corporation (the “Company”). Amendment No. 1 to the Registration Statement on Form S-1 is being filed in conjunction with this correspondence. We have reproduced the Staff’s comments below in italicized text immediately before our response.

Registration Statement on Form S-1

Prospectus Cover Page, page iii

1.Given your nominal assets, lack of revenues, and limited, if any, operations, it appears that you are a shell company, as defined by Rule 405 of Regulation C. Please identify yourself as a shell company on your prospectus cover page and in the description of your business. Add a risk factor that highlights the consequences of your shell company status, such as the limitations on the ability of your security holders to resell securities in reliance on the safe harbor of Rule 144.

Response: As per Rule 405 of Regulation C, a shell company is a company that has no or nominal operations and either nominal assets, assets consisting of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets. We have carefully considered our operations and believe that Alphega Innovations Corporation is an operating company, not a shell company. We have a focused business strategy centered on immersive technology and are actively engaged in activities that are not nominal operations. Our management team has specialized experience aligned with our strategic vision, as detailed in this S-1 filing. Since inception, we have devoted significant time and resources to business development, market research, and capital formation. We have executed a license agreement for core immersive technology, developed publish-ready content including educational articles and courses, and produced market positioning materials in preparation for commercialization. Additionally, we have initiated strategic partnerships, begun implementation of licensed technology, and engaged contractors and advisors to support product development. To support user acquisition and community engagement, we are building our corporate website, social media presence, and broader digital infrastructure. We believe these activities clearly indicate that the Company has active and meaningful operations beyond a nominal level and that the Company is a “startup” rather than a shell. In further support of that conclusion, the SEC stated the following in SEC Release No. 33-8869, Footnote 172:

“Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “start-up company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

2.Please clarify whether you intend for your common shares to be quoted on OTC Markets after effectiveness of this registration statement. If so, briefly describe how a market maker would have to file an application with FINRA for your shares to be eligible for quotation. Disclose whether you have any arrangements for with a market maker to file such an application. Clarify that your common stock may not be quoted on a quotation service or stock exchange or that any market for your stock will develop. Revise your risk factor on page 12 about trading in your securities to also discuss the uncertainties of your common shares being quoted on a quotation service such as OTC Markets and that your shares may be illiquid without an existing trading market.

Response: We have updated the Registration Statement as requested.

Risk Factors, page 7

3.Please clarify whether you intend to voluntarily register your common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) by filing a Form 8-A. If you do not intend to file a Form 8-A, please clarify that your common stock will be registered under Section 15(d) of the Exchange Act and clarify the differences from registration under Section 12(g). For example, a Section 15(d) registrant may have their requirement to file periodic reports be suspended automatically under certain circumstances, do not have to file proxy or information statements pursuant to Section 14 of the Exchange Act, and do not have to comply with the prohibition against short swing profits under Section 16 of the Exchange Act. As appropriate, please also clarify your reporting obligations under “Where You Can Find More Information” on page 28.

Response: We have updated the Registration Statement as requested.

Use of Proceeds, page 14

4.Please disclose the extent to which you will be able to achieve the described goals at each level of net offering proceeds disclosed in the table.

Response: We have updated the Registration Statement as requested.

Business Development Plan, page 19

5.Please describe in more detail the specific steps you plan to take, and the funding needed for each step, to achieve your short-term and long-term goals described in this section. For example, discuss the extent to which the technologies you have licensed require more research and development and the number of employees or contractors you would have to hire to develop immersive platforms and applications. In addition, explain your references to focusing on managing your growth and scaling your operations. To provide context, clarify the extent to which you currently have operations and where they are located.

Response: We have updated the Registration Statement as requested.

Management, page 23

6.For each of your executive officers, please specifically identify where and when they were employed or were officers or directors for any current relationships or for at least the past five years. Further, clarify the percentage of their time they devote to you and clarify if there any conflicts of interest with their other business activities in your risk factors section.

Response: We have updated the Registration Statement as requested.

7.It appears that your officers and directors may reside outside of the United States. If so, please disclose where they reside and provide a risk factor discussing the enforcement of the civil liability provisions of the U.S. Federal securities laws by investors against your officers and directors who are residents of a foreign country.

Response: We have updated the Registration Statement as requested.

Certain Relationships and Related Transactions, and Director Independence, page 25

8.Please include in this section the amounts due to your related parties for consulting services described on page F-8. Further, please describe the consulting services provided by these related parties.

Response: We have updated the Registration Statement as requested.

Exhibits

9.Please file Appendix A to Exhibit 10.1, the Locus Social Inc. License Agreement dated November 30, 2024. Further, please provide a brief description of these patents and technologies in your prospectus and indicate how you intend to use them to advance your stated business goals.

Response: We have updated the Registration Statement as requested.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

Alphega Innovations Corporation

/s/ Luis Carlos Ung

Luis Carlos Ung

CEO